Change in Certain Investment Strategies

On December 12, 2011, the Fund's Board of Trustees approved changes to certain of the Fund's investment strategies. The Fund's investment strategies are non-fundamental policies of the Fund and require 60 days' prior written notice to shareholders before they can be changed by the Board without receiving shareholder approval. As such, effective on or about April 9, 2012, the following Fund investment strategy will become effective:

      o The Fund has been approved to purchase publicly-traded high-yield bonds for a portion of its portfolio. These purchases will be limited to no more than 10% of the portfolio and they are in addition to purchases of revolving credit facilities, investment grade debtor-in-possession financing, unsecured loans, other floating rate debt securities (such as notes, bonds and asset-back securities, which include special purchase trusts investing in bank loans), investment grade loans, fixed income debt obligations, and money market instruments (such as commercial paper).